UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                  AMENDMENT #1

                    Under the Securities Exchange Act of 1934


                             INTREorg Systems Inc.
                                 --------------
                                (Name of Issuer)

                           Common Stock, no par value
                          ----------------------------
                         (Title of Class of Securities)

                                  04961 Q 10 1
                                  ------------
                                 (CUSIP Number)

                             Charles J. Webb, Manager
                                J.H. Brech, LLC
                             1101 East Duke Street
                              Hugo, Oklahoma 74743
                   --------------------------------------------
                    (Name and Address of Person Authorized to
                      Receive Notices and Communications)


                                October 20, 2009
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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                                                           Page 2  of 6    Pages
                                                      --------------------------
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1       NAME OF REPORTING PERSON:

        J.H. Brech, LLC. & Charles J. Webb, manager

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS       OO

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
----------------------------------------------------------------------------


                        7      SOLE VOTING POWER
                               INCLUDING OPTIONS            1,339,166
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                                  0
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH               INCLUDING OPTIONS            1,339,166
                        -------------------------------------------------

                       10      SHARED DISPOSITIVE POWER             0
----------------------------------------------------------------------------


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


1,339,166
----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                     [ ]


----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


12.798%
----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON OO
----------------------------------------------------------------------------

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                                                           Page 3  of 6    Pages
                                                      --------------------------
Item 1.    Security and Issuer.

     This statement on Schedule 13d relates to shares of common stock, no par value, of INTREorg Systems, Inc., a Texas corporation ("ISI"). The address of the principal executive offices of ISI is 10651 W. 34th Place, Wheat Ridge, CO 80033.

Item 2.    Identity and Background.

     (a) This statement on Schedule 13d is being filed on behalf of J.H. Brech, LLC. & Charles J. Webb, a manager of J.H. Brech, LLC.

     (b) J.H. Brech, LLC & Charles J. Webb's business address is 1101 East Duke Street, Hugo, OK 74743.

     (c) J.H. Brech, LLC. is a Texas Limited Liability Company. Its principal business is investment. Charles J. Webb is a manager of J.H. Brech, LLC.

     (d) J.H. Brech, LLC. & Charles J. Webb has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) J.H. Brech, LLC. & Charles J. Webb have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) J.H. Brech, LLC & Charles J. Webb is a Texas Limited Liability Company. Charles J. Webb is a manager of J.H. Brech, LLC.

Item 3.    Source and Amount of Funds or Other Consideration.

     Other

Item 4. Purpose of Transaction

     J.H. Brech, LLC and Charles J. Webb, both purchased the shares as an investment to support the company in its technology business.

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                                                           Page 4  of 6    Pages
                                                      --------------------------


     J.H. Brech, LLC and/or Charles J. Webb do not currently have any new plans or proposals, either individually or collectively with another person or company, which relates to or would result in:

     (a) The acquisition by any person of additional securities of ISI, or the disposition of securities of ISI;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving ISI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of ISI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of ISI, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ISI;

     (f) Any other material change in ISI's business or corporate structure;

     (g) Changes in ISI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ISI by any person;

     (h) Causing a class of securities of ISI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of ISI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


Item 5.    Interest in Securities of the Issuer.


     The percentages of outstanding shares of ISI common stock reported below are based on the statement that as of November 5, 2009 there were 10,320,016 shares of ISI common stock outstanding.

     (a)  J.H. Brech,  LLC owns 425,000 shares of ISI common stock.  Mr. Charles
          J. Webb owns 363,333 shares of ISI common stock and 425,000 shares beneficially through J.H. Brech, LLC of which he is a manager.

          Between October 20, 2009 and November 9, 2009, J.H. Brech purchased 550,833 shares, bringing the total shares owned by J.H. Brech, LLC to 1,339,166. Charles Webb owns 955,833.

                                                      --------------------------
                                                          Page 5  of  6    Pages
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     (b)  For information  regarding the number of shares of ISI common stock as to which J.H. Brech, LLC and Charles J. Webb holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.


     (c) Other than the purchases as set forth below, there have been no other transactions in shares of ISI common stock effected by J.H. Brech, LLC and Charles J. Webb during the past 60 days, except for those purchases reflected in prior amendments to Schedule 13d, as filed, specifically, amendments 2-7, inclusive.

                Shares          Date            Price
                ------          ----            -----
                10,000          10/20/09        $0.30
                20,000          10/26/09        $0.30
                10,000          10/27/09        $0.35
                5,000           10/29/09        $0.33
                40,000          11/02/09        $0.32
                10,000          11/09/09        $0.25
                10,000          11/09/09        $0.32


     (d) No person other than J.H. Brech, LLC. and Charles J. Webb has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of ISI common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by J.H. Brech, LLC and/or Charles J. Webb.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


Charles J. Webb, individually, entered into a Convertible Promissory Note with the Company on April 21, 2009. The Note has a principal amount of $29,841. 56, an annual interest rate of 6%, and a due date of April 21, 2011. The Note has a conversion rate of $1 per share. If such Note were to be converted in full on date of this filing, Charles J. Webb would receive approximately 30,813 shares of the Company's common stock.

J.H. Brech, LLC. (Charles J. Webb, beneficially) entered into a Convertible Promissory Note with the Company on April 10, 2009. The Note has a principal amount of $406,960.90, an annual interest rate of 6%, and a due date of April 10, 2011. The Note has a conversion rate of $1 per share. If such Note were to be converted in full on date of this filing, J.H. Brech would receive approximately 420,943 shares of the Company's common stock.


Item 7.    Material to be Filed as Exhibits.

           None.

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                                                           Page 6  of 6    Pages
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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 9, 2009





/s/ Charles J. Webb
--------------------------------
Charles J. Webb, Individually





J.H. Brech, LLC




/s/ Charles J. Webb
--------------------------------
Charles J. Webb, Manager